# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: QUINSTREET, INC, CIK 0001117297
CUSIP: 74874Q100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 950 TOWER LANE, 6TH FLOOR, 950 TOWER LANE, 6TH FLOOR, FOSTER CITY, California (CA), 94404
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000314984-23-000012
Filed by CIK 0000314984

## Reporting persons
- THRIVENT FINANCIAL FOR LUTHERANS: type of reporting person: investment adviser (IA), insurance company (IC); citizenship or place of organization: Minnesota (MN); sole voting power 19,757; shared voting power 2,667,891; sole dispositive power 19,757; shared dispositive power 2,667,891; aggregate amount beneficially owned 2,687,648 (4.8% of the class)
  Comment: Item 5, Item 7 and Item 9 - Thrivent Financial for Lutherans disclaims beneficial ownership of the 19,757 shares held in the Thrivent Financial Defined Benefit Plan Trust.
  
  Item 6, Item 8 and Item 9 - Represents 901,041 shares held by registered investment companies for which Thrivent Financial for Lutherans serves as investment adviser, and 1,766,850 shares held by registered investment companies for which Thrivent Asset Management, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Thrivent Financial for Lutherans, serves as investment adviser.
  
  Item 11 - The percentage calculations used herein are based on the statement in the Company's Annual Report on Form 10-K for the year ended June 30, 2024, as filed with the Securities and Exchange Commission on August 21, 2024, that there were 55,976,094 shares of QuinStreet, Inc. Common Stock outstanding at August 12, 2024.

## Item 1. Issuer
Name of issuer: QUINSTREET, INC
Address of issuer's principal executive offices: 950 TOWER LANE, 6TH FLOOR, 950 TOWER LANE, 6TH FLOOR, FOSTER CITY, CALIFORNIA, 94404.

## Item 2. Person Filing
Name of person filing: Thrivent Financial for Lutherans
Address of principal business office or, if none, residence:
901 Marquette Avenue, Suite 2500
Minneapolis, Minnesota 55402
Citizenship: Thrivent Financial for Lutherans is a Wisconsin fraternal benefit society.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: insurance company (IC), investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
2,687,648

Thrivent Financial for Lutherans disclaims beneficial ownership of the 19,757 shares held in the Thrivent Financial Defined Benefit Plan Trust.

Represents 901,041 shares held by registered investment companies for which Thrivent Financial for Lutherans serves as investment adviser, and 1,766,850 shares held by registered investment companies for which Thrivent Asset Management, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Thrivent Financial for Lutherans, serves as investment adviser.
Percent of class:
4.80%

Item 11 - The percentage calculations used herein are based on the statement in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2024, as filed with the Securities and Exchange Commission on August 21, 2024, that there were 55,976,094 shares of QuinStreet, Inc. Common Stock outstanding at August 12, 2024.
Sole power to vote or to direct the vote:
19,757

Thrivent Financial for Lutherans disclaims beneficial ownership of these shares held in the Thrivent Financial Defined Benefit Plan Trust.
Shared power to vote or to direct the vote:
2,667,891

Represents 901,041 shares held by registered investment companies for which Thrivent Financial for Lutherans serves as investment adviser, and 1,766,850 shares held by registered investment companies for which Thrivent Asset Management, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Thrivent Financial for Lutherans, serves as investment adviser.
Sole power to dispose or to direct the disposition:
19,757

Thrivent Financial for Lutherans disclaims beneficial ownership of these 19,757 shares held in the Thrivent Financial Defined Benefit Plan Trust.
Shared power to dispose or to direct the disposition:
2,667,891

Represents 901,041 shares held by registered investment companies for which Thrivent Financial for Lutherans serves as investment adviser, and 1,766,850 shares held by registered investment companies for which Thrivent Asset Management, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Thrivent Financial for Lutherans, serves as investment adviser.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- THRIVENT FINANCIAL FOR LUTHERANS: David S. Royal, Chief Financial Officer (03/07/2025)